PEAR TREE FUNDS

SUPPLEMENT
DATED AUGUST 8, 2011 to
PROSPECTUS DATED AUGUST 1, 2011

PEAR TREE POLARIS FOREIGN VALUE SMALL CAP FUND
(Ticker Symbols: QUSOX (Ordinary Shares); QUSIX (Institutional Shares))

The information in the Pear Tree Funds' Prospectus (the "Prospectus") dated August 1, 2011, is hereby amended as follows:

The corresponding information in the Prospectus relating to Pear Tree Polaris Foreign Value Small Cap Fund is deleted in its entirety and replaced with the following:

Annual Return Ordinary Class (Calendar year ended December 31) Returns for Institutional Shares will differ from the Ordinary Share returns due to differences in expenses between the classes.



The calendar year-to-date return of the Ordinary Shares of the Fund as of 6/30/2011 is 1.17%

Best Quarter:	Q2 2009	53.73%
Worst Quarter:	Q4 2008	-28.49%

* * *

The rest of the Prospectus remains unchanged.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE